Room 4561

May 21, 2007

Mitchell L. Gaynor
Vice President and General Counsel
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089

>   **Re: Juniper Networks, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Form 8-K Filed on April 23, 2007**
>   **File No. 0-26339**

Dear Mr. Gaynor,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Liquidity and Capital Resources

Summary of Cash Flows

Operating Activities, pages 54 and 55

1. We note your statement that deferred revenue increased as a result of your growing installed base and customer payments made in advance of product acceptance. Tell us the periods over which you expect to recognize the related revenue and what consideration you have given to including this information in your discussion of operations. That is, for service revenue, indicate how you quantify your "installed base" and discuss the terms of the arrangements giving

rise to both current and non-current deferred revenue. For deferred product revenue, discuss the provisions of acceptance, or other reasons for deferral, and the time periods over which "delivery" will be achieved. Explain the reasons for the deferral of product revenue on a non-current basis.

2. Tell us the amounts of receivables sold and proceeds received during the year ended December 31, 2006 and the quarter ended March 31, 2007, pursuant to your receivable financing arrangements. Tell us the quantitative impact such sales had on DSO and what consideration you have given to discussing the impact of such sales in your liquidity analysis.

Notes to Consolidated Financial Statements

Note 1 – Description of Business

Revenue Recognition, pages 67 and 68

3. We note that in instances where final acceptance of the product, system or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Tell us the nature of the acceptance provisions and whether the terms are a recent inclusion in your customer arrangements. That is, we note no similar disclosures in your Form 10-K for the year ended December 31, 2005.

4. Tell us whether it continues to be your practice to identify an end-user prior to shipment to a value-added reseller. If not, tell us the reasons for the change, identify the financial statement line items affected and quantify the impact that any change had on each.

5. We note that deferred revenue on shipments to distributors reflects the effects of distributor pricing credits and the amount of gross margin expected to be realized upon sell-through. Tell us whether a receivable is also recorded at the time of shipment, that is, prior to sell-through. If so, tell us whether any receivables recorded prior to sell-through were, or are, sold pursuant to your distributor accounts receivable financing arrangement, the amounts sold and proceeds received in each period, and how you determined that sales of receivables prior to sell-through is appropriate. Identify the accounting literature on which your conclusion is based.

Note 4 – Goodwill and Purchased Intangible Assets, pages 84 – 85

6. We note that at the time of your goodwill impairment assessment you had identified four reporting units and that your SFAS 131 footnote disclosures include three reportable segments. Tell us the amounts of goodwill allocated to each reporting unit and each segment and whether there have been any changes in

your allocations of goodwill by reportable segment or reporting unit. Tell us what consideration you have given to providing the footnote disclosures set forth in paragraph 45(c) of SFAS 142 for each reportable segment and to providing the disclosures set forth in Section II.L.5 of the November 30, 2006 *Current Accounting and Disclosure Issues in the Division of Corporation Finance.*

Form 8-K filed on April 23, 2007

7. As we previously noted in comment 2 of our letter dated June 13, 2006, in addition to presenting individual reconciliations of each non-GAAP measure, compliance with Item 10(e)(1)(i) of Regulation S-K and Regulation G requires justification of each individual non-GAAP measure according to the requirements set forth in comment 2 of our letter of April 19, 2006. That is, for each non-GAAP measure, a discussion of the following should be provided:

> i. The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

> ii. The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

> iii. The economic substance behind management's decision to use the measure; and

> iv. The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

We note that your discussion of non-GAAP financial measures describes non-GAAP net income and non-GAAP income per share, "as well as other non-GAAP measures." Tell us how you determined that this discussion meets the requirements for each non-GAAP measure, as set forth above.

8. With regard to the exclusion of stock-based compensation related items discussed in Note C, we note that you believe that excluding these amounts results allows for a more accurate comparison of your financial results to previous periods during which your equity-based awards were not required to be reflected on your income statement. Explain the continuing relevance of this information when it appears that the application of SFAS 123(R) is reflected in all periods presented.

9. Statements in Note C suggest that your presentations of certain non-GAAP measures are intended to represent liquidity measures. As such, it appears that reconciliations to the most comparable GAAP measures, cash flows from

operations and cash flows from financing activities, would also be required for compliance with Item 10(e)(1)(i) of Regulation S-K and Regulation G. Please explain how you determined that no such reconciliation was necessary.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief